Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10817

SUPPLEMENT DATED SEPTEMBER 1, 2018

TO OFFERING CIRCULAR DATED May 18, 2018

HYLETE, Inc.

This document supplements, and should be read in conjunction with, the Offering Circular dated May 18, 2018 of HYLETE, Inc. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to describe perks that are being offered to investors in connection with the offering.

The following information is added to the section titled “Plan of Distribution” on page 21 of the Offering Circular:

Investor Perks

All investors will receive a special investor customer account on www.hylete.com once they have fully completed their investment and once it has been accepted by the Company. Investor accounts receive 50% off the retail value of regular priced apparel, footwear and gear on www.hylete.com when utilizing their investor account. All clearance items will include an additional 10% markdown for investor accounts. Investors will receive free ground shipping on all orders placed utilizing their HYLETE investor account. Free ground shipping is valid in the contiguous United States only. HYLETE investor accounts are also eligible for exclusive investor pricing on all pre-orders of HYLETE products. HYLETE reserves the right to change the terms and conditions of Investor Perks at any time. HYLETE also reserves the right to adjust pricing of HYLETE products and/or discounts to investors at any time without further notice.